Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

This summary highlights selected information about the capital stock of Wisconsin Electric Power Company (“WE,”“we” or “our”) and may not contain all of the information that is important to you. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our Restated Articles of Incorporation (the “Articles”) and our Bylaws (the “Bylaws”).
WE has the following two classes of capital stock registered under Section 12(g) of the Securities Exchange Act of 1934:

•	Six Per Cent. Preferred Stock, $100 Par Value; and

•	Serial Preferred Stock, 3.60% Series, $100 Par Value.
Description of Preferred Stock
General
WE has:

•	45,000 authorized shares of Six Per Cent. Preferred Stock at $100 Par Value (the “6% Preferred Stock”), of which 45,000 shares were issued and outstanding; and

•
2,286,500 authorized shares of Serial Preferred Stock, $100 Par Value, of which 260,000 were issued and outstanding and designated as Serial Preferred Stock, 3.60% Series, $100 Par Value (the “3.60% Serial Preferred Stock” and, together with the 6% Preferred Stock, the “Preferred Stock”).

All of the outstanding shares of Preferred Stock are fully paid and non-assessable.
Dividends
6% Preferred Stock. The holders of 6% Preferred Stock are entitled to receive cumulative cash dividends, when and as declared by the Board of Directors (“Board”) at the rate of 6%, payable quarterly on the last days of January, April, July and October in each year. We may not pay common dividends to our parent company and holder of all of our issued and outstanding common stock, WEC Energy Group, Inc. (“WEC”), if any dividends on the 6% Preferred Stock have not been paid.
3.60% Serial Preferred Stock. The holders of the 3.60% Serial Preferred Stock are entitled to receive cumulative cash dividends at the rate of 3.60%, payable quarterly on the first days of March, June, September and December in each year. We may not pay common dividends to WEC, the holder of all our issued and outstanding common stock, if any dividends on the 3.60% Serial Preferred Stock have not been paid.

In addition, pursuant to the terms of our 3.60% Serial Preferred Stock, our ability to declare common stock dividends would be limited to 75% or 50% of net income during a twelve month period if our common stock equity to total capitalization, as defined in the preferred stock designation is less than 25% and 20%, respectively.
Redemption Provisions
6% Preferred Stock. The 6% Preferred Stock is not redeemable by us at any time.

3.60% Preferred Stock. The shares of the 3.60% Serial Preferred Stock are redeemable by us, in whole or in part, at any time upon not less than 30 nor more than 60 days’ notice to the date fixed for such redemption at a redemption price of $101 for each issued and outstanding share, plus accrued and unpaid dividends to the redemption date.

Voting Rights

General

Except as described below, each outstanding share of Preferred Stock is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders and shall vote together with all other classes of Preferred Stock and common stock as a single class.

Dividend Default

If and when dividends payable on any Preferred Stock are in default in an amount equivalent to four full quarterly dividends for any such Preferred Stock, until such default has been remedied, the holders of the Preferred Stock, voting together as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of the full Board, and our common stockholder, voting separately as a class, will be entitled to elect our remaining directors. When all dividends in default with respect to the applicable Preferred Stock have been paid, the special voting rights of the holders of the Preferred Stock to elect a majority of the Board shall be divested, provided that such special right to elect a majority of the Board shall be exercisable in the case of any similar future default or defaults.

Consent Rights

So long as any Preferred Stock is outstanding, WE cannot increase the total authorized amount of any class of Preferred Stock or authorize any other preferred stock ranking on parity with the Preferred Stock as to assets or dividends without the consent of the holders of a majority of the total number of Preferred Stock then outstanding, without regard to class or series, present or represented by proxy at a meeting duly called for such purpose.

So long as any Preferred Stock is outstanding, WE cannot authorize any class of stock which would be preferred as to assets or dividends over the Preferred Stock without the consent of the holders of at least two-third of the total number of shares of the 6% Preferred Stock and at least two-third of the total number of shares of the 3.60% Serial Preferred Stock, without regard to series, present or represented by proxy at a meeting duly called for such purpose.

So long as any Preferred Stock is outstanding, WE cannot amend the Articles to (i) change the express terms and provisions of the 6% Preferred Stock in any manner substantially prejudicial to the holders thereof without the consent of two-thirds of the shares of 6% Preferred Stock then outstanding or (ii) change the express terms and provisions of the 3.60% Serial Preferred Stock in any manner substantially prejudicial to the holders thereof without the consent of two-thirds of the shares of 3.60% Serial Preferred Stock then outstanding.

So long as any shares of the 3.60% Serial Preferred Stock are outstanding, consent of two-thirds of the total number of shares of Preferred Stock outstanding, voting together as a class and without regard to series, is necessary for effecting or validating the issue of any additional shares of the 3.60% Serial Preferred Stock unless, in any such case:

•
WE’s Net Income (as defined below) for any twelve consecutive calendar months within the fifteen calendar months immediately preceding the month within which the issuance of such additional shares is authorized by the Board shall have been in the aggregate not less than one and one-half times the sum of the interest requirements for one year on all of the indebtedness of WE to be outstanding at the date of such proposed issue and the full dividend requirements for one year on all shares of the Preferred Stock and all other stock, if any, ranking prior to or on parity with the 3.60% Preferred Stock, to be outstanding at the date of such proposed issue, including the shares then proposed to be issued but excluding any such indebtedness and any such shares proposed to be retired in connection with such proposed issue; and

•
the aggregate of the capital of WE applicable to all stock of any class ranking junior to the Preferred Stock, plus the surplus of WE, shall be not less than the aggregate amount payable upon involuntary liquidation, dissolution or winding up of the affairs of WE to the holders of all shares of the Preferred Stock and of any shares of stock of any class ranking on a parity therewith to be outstanding immediately after such proposed issue, excluding from such computation all indebtedness and stock to be retired through such proposed issue.

“Net Income” for any period for the purpose of this subsection, is calculated by adding to the net earnings of WE for said period, determined in accordance with GAAP, as adjusted by action of the Board as hereafter provided, the amount deducted for interest. In determining such net income for any period, there shall be deducted, in addition to other items of expense, the amount charged to income for said period on WE’s books for taxes and the provisions for depreciation and depletion as recorded on such books or the minimum amount required therefor under the provisions of any then existing general indenture or mortgage or deed of trust of WE, whichever is larger. In the determination of such Net Income, the Board may, in the exercise of due discretion, make adjustments by way of increase or decrease in such net income to give effect to changes therein resulting from any acquisition of properties or to any redemption, acquisition, purchase, sale or exchange of securities by WE either prior to the issuance of any shares of the Preferred Stock or stock, or securities convertible into stock, ranking on a parity therewith then to be issued or in connection therewith.

Liquidation

In the event of any voluntary liquidation, dissolution or winding up, or involuntary liquidation of WE, each holder of a share of Preferred Stock is entitled to be paid the par value of such holder’s shares of Preferred Stock before any assets of WE are paid or distributed to the holder of our common stock. After the holders of Preferred Stock have received such payments, the remainder of our assets will be divided and distributed to the holder of our common stock.

Preemptive and Conversion Rights

No holder of any of the Preferred Stock is entitled to preemptive or sinking fund provisions or conversion rights. The Preferred Stock are not subject to further calls or to assessment by WE.